DIRECT DIAL: 212-451-2289
EMAIL: AFINERMAN@OLSHANLAW.COM
August 19, 2010

VIA EDGAR

Blaise A. Rhodes
Staff Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Footstar, Inc.
Item 4.01 Form 8-K
Filed August 17, 2010
File No. 001-11681

Dear Mr. Rhodes:

We are counsel to Footstar, Inc. (the “Company”), and in such capacity we hereby submit, on behalf of the Company, responses to the comment letter from the Division of Corporate Finance (the “ Comment Letter”), dated August 18, 2010, with regard to the Current Report on Form 8-K filed with the Commission on August 17, 2010 (the “Form 8-K”).  The Company’s responses are numbered to correspond to your comments. To facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below, and our responses appear immediately below each comment.

1.
Item 304(a)(1) of Regulation S-K requires a statement whether the accountant’s report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification.

Response:  The Company has filed an amendment to the Form 8-K to comply with the Staff’s comment.

August 12, 2009

2.
The disclosure should also state whether during the registrant’s two most recent fiscal years and any subsequent interim period through the date of resignation, declination or dismissal there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports. In the event of disagreement(s) and/or reportable event(s), provide the specific disclosures required by Item 304(a)(1)(iv) and (v) of Regulation S-K.

Response:  The Company has filed an amendment to the Form 8-K to comply with the Staff’s comment.

3.
To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from your former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

Response: We have obtained and filed as an exhibit to the amendment to the Form 8-K a letter from Amper, Politziner and Mattia, LLP, our former accountant, stating whether they agree with the statements made in such amendment.

In connection with responding to the Staff’s comments, a certificate signed by the Company containing the three acknowledgments requested by the Staff is attached hereto.

The Staff is invited to contact the undersigned with any questions you may have.

Sincerely,

/s/ Adam W. Finerman

Adam W. Finerman

cc:           Jonathan Couchman

August 12, 2009

ACKNOWLEDGMENT

In connection with responding to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) relating to the Current Report on Form 8-K filed with the Commission on August 17, 2010 (the “Form 8-K”) by Footstar, Inc. (the “Company”), the undersigned acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 8-K;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 8-K; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated:  August 19, 2010

FOOTSTAR, INC.

By:	/s/ Jonathan Couchman
	Name:	Jonathan Couchman
	Title:	President, Chief Executive Officer and Chief Financial Officer